Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

The Company makes available to its shareholders the final synthetic voting map of the Annual Shareholders’ Meeting held on April 18, 2019, at 9:30 am, at its headquarters located at Avenida Professor Magalhães Neto, 1752, Salvador/BA, CEP 41810-012.

		Resolutions / Questions	Number of votes
No.	Resolution	regarding the ASM	Approve	Reject	Abstain	Total
1	To examine the management accounts related to the fiscal year ended December 31, 2018.	Simple Resolution	1,054,823,809	173,080	52,909,898	1,107,906,787
2	To examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2018, and to review the management report for referred fiscal year.	Simple Resolution	1,054,823,809	173,080	52,909,898	1,107,906,787
3	To consider and vote on the allocation of net income for the fiscal year ended December 31, 2018 and on the distribution of dividends.	Simple Resolution	1,096,289,327	1,480	11,615,980	1,107,906,787
4	To set the overall annual compensation of the Management and Audit Board of the Company.	Simple Resolution	501,965,105	349,480,981	256,460,701	1,107,906,787
5	To inform the change of a newspaper in which the Company will publish its disclosures.	Simple Resolution	1,096,287,023	1,662	11,618,102	1,107,906,787
6	Do you want to request the instatement of the Company’s Audit Board in accordance with article 161 of Law No. 6,404/1976?	Simple Question	384,186,856	14,721,525	708,998,406	1,107,906,787
6	Luiz Augusto Marques Paes / Roberto Figueiredo Mello	Election of the Audit Board	594,690,799	—	221,142,071	815,832,870
6	Rubens Barletta / Luiz Gonzaga Ramos Schubert	Election of the Audit Board	594,690,799	—	221,142,071	815,832,870
6	Eraldo Soares Peçanha / Kurt Janos Toth	Election of the Audit Board	150,217,425	—	70,924,646	221,142,071